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                                                                     EXHIBIT 99

                           WILSHIRE TECHNOLOGIES, INC.
              RISKS AND UNCERTAINTIES IN FORWARD-LOOKING STATEMENTS

HISTORY OF LOSSES; LIQUIDITY

The Company has incurred substantial losses since its inception in 1990, including a loss of $2,394,000 for the year ended November 30, 1996. Management is attempting to raise additional capital to fund its ongoing operations. While management believes it will be successful, there are no assurances that sufficient funds will be available to meet the Company's requirements to fund operations through fiscal year 1997.

RELIANCE ON MAJOR DISTRIBUTORS; SMALL SALES FORCE

During 1996, the Company sold most of its products through regional and national distributors. Various divisions of Baxter International, Inc. and VWR Scientific Products, Inc. accounted for 33% and 20% of net sales in 1996, respectively. No other distributor or customer in gloves and contamination control products accounted for more than 10% of the Company's sales in 1996. The Company has few formal agreements, written or otherwise, with any of its customers requiring that they continue to buy the Company's products or, in the case of distributors, not to carry competing products. The Company's business could be materially adversely affected if a significant customer or distributor ceased or significantly reduced purchases of the Company's products. The Company has four sales representatives in contamination control products and gloves who service customers in conjunction with the distributors. Because of the small sales force, the Company must rely more heavily upon distributors and outside sales representatives whose commitment to the Company's products may be less intensive than that of Company-employed sales representatives.

NEW PRODUCT DEVELOPMENT AND MARKETING

The Company's future growth prospects will depend largely on the success of new products using exclusive supply arrangements and various patented materials. A number of new products have been introduced in the past three years, while others are being tested and some are still under development. There can be no assurance that any of the newly introduced products can be successfully marketed or that product testing and development will result in new products that are accepted in the marketplace. If the Company's new product development and marketing efforts are unsuccessful, the Company's growth will be materially and adversely affected.

COMPETITION; TECHNOLOGICAL CHANGE; INDUSTRY RISKS

The Company faces substantial competition from other manufacturers of gloves and contamination control products. The clean room products industry is characterized by intense competition. The Company may need to adjust its operation periodically and, in some cases, significantly, in response to rapidly changing market conditions prevalent in the industry. Such adjustments could prove costly and adversely affect the Company's profitability. There also can be no assurance that advances in competing products or processes which improve performance or lower product cost or both and other discoveries or developments will not render certain of the Company's products or product lines obsolete.

The Company sells a significant portion of its products through independent distributors, who also sell products manufactured by competitors of the Company. Competitive pressures could cause the Company's distributors to focus their sales efforts on products manufactured by others or could result in industry wide or individual competitor price competition or the introduction of new products by the Company's competition, any of which could have an adverse impact on the Company's revenues and profitability. The Company's ability to compete will depend to a great extent on technological advantages in a number of its new products. Many of the companies with which the Company now competes have extensive marketing and manufacturing capabilities and significantly greater financial, technical and personnel resources than the Company and may be better positioned to compete.

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PATENTS AND TRADE SECRETS

The Company's success will depend, in part, on its ability to obtain patents and licenses, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. There can be no assurance that any patent application, when filed, will result in an issued patent. In addition, there can be no assurance that any issued patents will provide the Company with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed to the Company by third parties will not be infringed upon or designed around by others. The Company also relies to a lesser extent on unpatented proprietary technology and no assurance can be given that others will not independently develop substantially equivalent proprietary information, techniques or processes or that the Company can meaningfully protect its rights to such unpatented proprietary technology.

RISK OF PRODUCT LIABILITY

The Company is a defendant in a number of lawsuits resulting from the alleged use of Wilshire Foam's products in breast implants. The Company believes that, because of the level of insurance coverage maintained by the Company in relation to its size and the amount of the policy limits, it would be unlikely that any plaintiff in the lawsuits would seek recourse against the Company in excess of the policy limits. As a result, the Company believes it has adequate insurance to cover any liability arising from the lawsuits. In addition, the Company believes it has a number of valid lines of defense and indemnity. Nevertheless, there can be no assurance that the Company will incur no liability as a result of these lawsuits. The Company maintains primary product liability insurance with limits of $1 million per occurrence and $5 million per policy year, and excess coverage of $10 million per policy year. Even if the Company's insurance is adequate to cover the breast implant claims, there can be no assurance that it will be adequate to cover future product liability claims, or that the Company will be able to maintain its product liability insurance at acceptable premiums. Any losses that the Company may suffer from future liability claims, and the effect that such litigation may have upon the reputation and marketability of the Company's products, may have a material adverse effect on the Company's financial condition.

DEPENDENCE ON KEY SUPPLIERS

Certain materials used by the Company in its existing and proposed products are purchased from single source suppliers and manufacturers. While the Company maintains an inventory of materials and believes that alternative suppliers and manufacturers for all such materials are available at comparable prices and terms, an interruption in the delivery of these materials may have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

The Company is dependent upon certain key management and technical personnel, and its future success will depend partially upon its ability to retain these persons. The Company must compete with other companies and organizations to attract and retain highly qualified personnel. There can be no assurances that the Company will be able to retain or attract such highly qualified personnel.




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